Exhibit 99.1

alstria office REIT-AG
Hamburg

ISIN DE000A0LD2U1 / WKN A0L D2U

Announcement of the Allocation Rate

In the course of the exchange offer, 24,286,056 dividend claims were registered for exchange within the submission period which expired on June 24, 2009. Given that the exchange offer has been oversubscribed, a pro-rata allocation needs to be made. This allocation will correspond to the ratio between the maximum number of pieces of 10,721,072 dividend claims (equivalent of 1,340,134 shares) and the total number of dividend claims registered for exchange. The allocation rate calculated out of this amounts to 44.14 % of the dividend claims registered for exchange.

Notice to US shareholders:
The Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. The offer is addressed solely to the shareholders of alstria office REIT-AG.

Hamburg, June 2009
alstria office REIT-AG
The Management Board